UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Ontrak, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

44919F 104
(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

2001 Wilshire Boulevard, Suite 330

Santa Monica, California 90403

310-444-4321

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 30, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,155,575
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,155,575
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,155,575
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Based on 27,034,375 Shares issued and outstanding as of November 15, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 21, 2022 (the “Form 10-Q”).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 3 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,155,575
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,155,575
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,155,575
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%[2]
14		TYPE OF REPORTING PERSON (See Instructions) HC; IN

[2]	Based on 27,034,375 Shares issued and outstanding as of November 15, 2022, as disclosed in the Form 10-Q.

CUSIP No. 44919F 104	Page 4 of 6 Pages

AMENDMENT NO. 13 TO SCHEDULE 13D

This Amendment No. 13 to Schedule 13D (this “Amendment”) is being filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and Terren S. Peizer (“Mr. Peizer”) (collectively, the “Reporting Persons”) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, Amendment No. 4 to Schedule 13D filed on February 14, 2013, Amendment No. 5 to Schedule 13D filed on May 11, 2021, Amendment No. 6 to Schedule 13D filed on July 27, 2021, Amendment No. 7 to Schedule 13D filed on August 16, 2021, Amendment No. 8 to Schedule 13D filed on November 2, 2021, Amendment No. 9 to Schedule 13D filed on April 18, 2022, Amendment No. 10 to Schedule 13D filed on September 2, 2022, Amendment No. 11 to Schedule 13D filed on September 8, 2022 and Amendment No. 12 to Schedule 13D filed on November 22, 2022 (as amended and supplemented, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to common stock, par value $0.0001 per share (the “Shares”), of OnTrak, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following information:

“As previously disclosed, on April 15, 2022, Acuitas Capital LLC (“Acuitas Capital”), an entity wholly owned by Acuitas, and the Company entered into a Master Note Purchase Agreement, as amended by that certain First Amendment thereto, dated as of August 12, 2022, and that certain Second Amendment thereto, dated as of November 19, 2022 (as amended to date, the “Keep Well Agreement”), pursuant to which, subject to specified conditions, the Company may borrow up to $25.0 million from time to time. In connection with each borrowing under the Keep Well Agreement, the Company agreed to issue a senior secured note to Acuitas Capital or an entity affiliated with it for the amount borrowed (each such note, a “Keep Well Note”). In addition, in connection with each Keep Well Note sold by the Company, the Company agreed to issue Acuitas Capital (or an affiliated entity designated by Acuitas Capital) warrants to purchase up to 2,958,580 Shares, in the form attached as an exhibit to the Keep Well Agreement (the “Keep Well Warrants”), all upon the terms and subject to the conditions specified in the Keep Well Agreement.

As previously disclosed, pursuant to the Keep Well Agreement, the Company issued and sold to Acuitas Capital Keep Well Notes in the principal amounts of $5,000,000 and $6,000,000 on July 15, 2022 and September 7, 2022, respectively. In connection with the issuance and sale of such notes, the Company issued to Acuitas Keep Well Warrants to purchase 591,716 Shares and 710,059 Shares on August 29, 2022 and September 7, 2022, respectively (without giving effect to the increase in the warrant coverage contemplated by the Second Amendment to the Keep Well Agreement, as previously described in this Item 4).

On December 30, 2022, the Company and Acuitas Capital entered into an amendment (the “Third Amendment”) to the Keep Well Agreement pursuant to which, as further described below, the Company and Acuitas Capital agreed that (a) the minimum conversion price of the Keep Well Notes and (b) the minimum dollar amount to which the denominator will be reduced for purposes of calculating the warrant coverage on future borrowings under the Keep Well Agreement, will be $0.15 (subject to adjustment for stock splits or other recapitalizations that affect all common stockholders proportionately).

As previously disclosed, pursuant to the Keep Well Agreement, subject to stockholder approval, (1) Acuitas Capital, at its option, will have the right to convert the entire outstanding principal amount of the Keep Well Notes, plus all accrued and unpaid interest thereon, in whole or in part, into Shares at a conversion price equal to the lesser of (a) $0.40 per share and (b) the closing price of the Company’s common stock on the trading day immediately prior to the applicable conversion date, and (2) in connection with any such conversion, the Company will issue to Acuitas Capital a five-year warrant to purchase such number of Shares equal to (x) 100% of the amount converted divided by (y) the conversion price then in effect. As a result of the Third Amendment, under no circumstances will the conversion price described in clause (1) of the preceding sentence (including for purposes of calculating the warrant coverage on the conversion of any amount outstanding under any Keep Well Note into Shares, as described in clause (2) of the preceding sentence) be less than $0.15 (subject to adjustment for stock splits or other recapitalizations that affect all common stockholders proportionately, as described above).

Also as previously disclosed, pursuant to the Keep Well Agreement, subject to stockholder approval, the warrant coverage on future borrowings under the Keep Well Agreement will be equal to (a) 100% of the amount borrowed under the Keep Well Agreement divided by (b) $0.45, subject to future adjustment based on, among other future events, the closing price of the Company’s common stock on the trading day immediately preceding the final funding date under the Keep Well Agreement. As a result of the Third Amendment, under no circumstances will the dollar amount of the denominator for calculating the warrant coverage on future borrowings under the Keep Well Agreement described in clause (b) of the preceding sentence be less than $0.15 (subject to adjustment for stock splits or other recapitalizations that affect all common stockholders proportionately, as described above).

CUSIP No. 44919F 104	Page 5 of 6 Pages

Also as previously disclosed, (a) under no circumstances will the Company issue any shares upon exercise of any warrant issued under the Keep Well Agreement or upon conversion of any Keep Well Note to the extent that, after giving effect to the issuance of any such shares, Acuitas Capital (together with its affiliates) would beneficially own Shares representing more than 90% of the total number of Shares outstanding as of the time of such issuance (the “Issuance Cap”), and (b) in the event of a Fundamental Transaction (as defined in the Keep Well Agreement), regardless of the actual number of securities of the Company beneficially owned by Acuitas Capital and its affiliates at the effective time thereof, Acuitas Capital shall not be entitled to receive any consideration pursuant to such Fundamental Transaction in respect of any shares underlying any of the warrants issued under the Keep Well Agreement or any shares issuable upon conversion of any Keep Well Note that would represent shares in excess of the Issuance Cap if beneficially owned by Acuitas Capital and/or its affiliates immediately prior to such effective time, and all warrants and Keep Well Notes owned or beneficially owned by Acuitas Capital and/or its affiliates at the effective time of such Fundamental Transaction, solely to the extent that, if exercised or converted, such warrants and Keep Well Notes would result in the issuance of such excess shares, will be cancelled and forfeited without consideration therefor, effective as of such effective time; provided, however, that the foregoing shall not affect the Company’s obligation to pay all amounts owed under such Keep Well Notes in connection with such Fundamental Transaction.

The foregoing descriptions of the Third Amendment, the Keep Well Note and the Keep Well Warrant are qualified in their entirety by reference to the full text of the Third Amendment, the amended form of the Keep Well Note and the amended form of the Keep Well Warrant, which are attached hereto as Exhibits 99.18, 99.19 and 99.20, respectively, and incorporated by reference herein.”

ITEM 6.	Contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Item 6 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 above, which information is incorporated by reference herein.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Item 7 of the Statement is hereby amended and supplemented by adding the following:

“99.18	Third Amendment to Master Note Purchase Agreement, dated as of December 30, 2022, by and among OnTrak, Inc., certain of its subsidiaries party thereto, Acuitas Capital LLC and the Collateral Agent named therein.

99.19	Form of Senior Secured Convertible Note

99.20	Form of Purchase Warrant for Common Shares”

CUSIP No. 44919F 104	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2023

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer